UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Legacy 500 Makes “Flawless” First Flight

São José dos Campos, Brazil, November 27, 2012 – A new generation of business jets was ushered in today when Embraer’s midsize Legacy 500 made a successful first flight, marking the beginning of its flight test program. Deliveries of the first aircraft are expected to begin in 2014.

“This remarkable airplane symbolizes the future of executive aviation and is the product of the innovation, talent and dedication that is part of the Embraer culture,” said Frederico Fleury Curado, Embraer President and CEO.

“This is the aircraft that will move us from industry player to industry leader,” said Ernest Edwards, President, Embraer Executive Jets. “The Legacy 500 breaks through the traditional midsize jet envelope to offer something that has never been done before. It is hard to overstate the importance of fly-by-wire technology. Fly-by-wire does for business aviation what GPS has done for navigation. It will empower more precision, efficiency, safety and comfort every time the aircraft flies.”

Embraer test pilots Mozart Louzada and Eduardo Camelier with flight test engineers Gustavo Paixão and Alexandre Figueiredo flew the aircraft for one hour and forty five minutes, performing handling and performance characteristics evaluation. As a result of the extensive simulation use and ground testing, the aircraft was able to cover a significant flight envelope on the maiden flight. Aircraft systems were assessed including landing gear retraction.

“From the minute you enter the cockpit, you can tell this is clearly a remarkable, new-generation aircraft,” Capt. Louzada said. “The flight was a success, precisely according to plan. In fact, it was flawless.” The spacious, uncluttered flight deck features a side stick controller and the most advanced avionics system available today.

The Legacy 500 is a “clean-sheet” design based on extensive input from operators and customers. “We listened enthusiastically and acted aggressively,” said Marco Túlio Pellegrini, Senior Vice President Operations & Chief Operating Officer, Embraer Executive Jets. “The Legacy 500 is truly the product of market desires and preferences.”

The Legacy 500 is the first midsize business jet incorporating a fly-by-wire control system and full six-foot, stand-up cabin with a flat floor. “It has the largest cabin in its class, by far, and provides the comfort and incorporates the technology found only in larger, more expensive aircraft,” Pellegrini said. “It is, undoubtedly, raising the bar in terms of technology, performance, style and comfort for future designs.”

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

The midsize Legacy 500 will be followed by Embraer’s fourth clean-sheet design, the mid-light Legacy 450, which will enter service one year later. “Clean-sheet designs are part of our DNA. They are the reason we can be so responsive to customer needs without compromise,” Pellegrini said. Embraer’s popular entry-level Phenom 100 and light Phenom 300 are also clean-sheet designs.

The Legacy 500 is powered by two advanced, fuel-efficient Honeywell HTF 7500E turbofan engines, each capable of producing 6,540 pounds of thrust. The aircraft features Rockwell Collins Pro Line Fusion avionics with synthetic vision.

Legacy 500 Specifications:
Range (NBAA Reserves, 200 nm alternate, Long Range Cruise, 4 pax)	3,000 nautical miles
High-Speed Cruise	Mach 0.82
Balanced Field Length (MTOW, ISA, SL)	4,600 feet
Maximum Operating Altitude	45,000 feet
Seating Configuration	2 + 8/12
Cabin Dimensions Max Height	6 feet
Cabin Dimensions Max Width	6 feet, 10 inches
Cabin Dimensions Length	26 feet, 10 inches
Baggage Capacity External	110 cubic feet
Baggage Capacity Internal	40 cubic feet
Baggage Capacity Total	150 cubc feet
For more information about Embraer Executive Jets, see: www.EmbraerExecutiveJets.com.
Follow Embraer on Twitter: @EmbraerSA
Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer undertakes no obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2012

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer